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Report of Independent Accountant on Management's Assertion
on Compliance with Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage Bankers
Board of Directors
National City Mortgage Co.

We have examined management's assertion that National City Mortgage Co. (NCM) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 1996, included in the accompanying report titled Report of Management. Management is responsible for NCM's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the NCM's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining. on a test basis. evidence about NCM's compliance with those requirements such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion. management's assertion that NCM complied with the aforementioned requirements during the year ended
December, 31.1996 is fairly stated, in all material respects

/s/Ernst & Young LLP

February 7 ,1997

Ernst & Young LLP is a member of Ernst & Young International, Ltd.